Dreyfus BASIC U.S. Mortgage Securities Fund

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC U.S. Mortgage Securities Fund, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and bond yields within a relatively narrow trading range. As always, your financial advisor can help you position your fixed-income investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Robert Bayston, Portfolio Manager

Fund and Market Performance Overview

Although slowing economic growth and moderating inflationary pressures supported a rally among mortgage-backed securities early in the year, turmoil in the sub-prime mortgage sector in late February and investors' economic concerns in May and June produced heightened market volatility, eroding bond prices and more than offsetting previous gains. The fund produced lower returns than its benchmark, which we attribute mostly to fund fees and expenses that are not reflected in the benchmark's results.

For the six-month period ended June 30, 2007, Dreyfus BASIC U.S. Mortgage Securities Fund achieved a total return of 0.62% and provided aggregate income dividends of $0.35.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 0.88% for the same period.[2]

The Fund's Investment Approach

The fund seeks to maximize total return consisting of capital appreciation and current income. The fund invests primarily in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also invest in other government agency securities, such as Fannie Maes, as well as U.S. Treasury securities, asset-backed securities and other privately issued mortgage-backed securities.

Credit and Economic Concerns Undermined Bond Prices

Mortgage-backed securities generally rallied early in the reporting period in an environment of slowing U.S. economic growth stemming from weakening housing markets. Although conditions in the U.S. labor market remained relatively robust, investors' inflation concerns subsided as energy prices retreated from the record highs established the previous summer. The Federal Reserve Board (the "Fed") responded to these

influences by refraining from either reducing or hiking short-term interest rates, instead leaving the overnight federal funds rate unchanged at 5.25% throughout the reporting period.

These generally benign economic conditions supported a rally among mortgage-backed securities during the opening months of 2007. However, most sectors of the U.S. bond market subsequently encountered heightened volatility, sparking price declines that more than offset previous gains. In late February, rising defaults and delinquencies among sub-prime mortgage holders roiled that segment of the broader mortgage-backed securities market. In late May and June, credit concerns spread from sub-prime mortgages to other credit-sensitive market sectors, and signs of stronger-than-expected economic growth and potentially intensifying inflationary pressures led to lower prices in the more interest-rate sensitive segments of the bond market. As a result, mortgage-backed securities underperformed U.S. Treasury securities over the first six months of the year.

A Defensive Investment Posture Helped Protect the Fund from Heightened Volatility

When it became clear to us before the start of the reporting period that the U.S. economy was entering a period of transition, we repositioned the fund by placing greater emphasis on 15-year mortgage-backed securities and less on 30-year securities. This shift was designed to help the fund participate more fully in wider yield differences along the bond market's maturity range as the mortgage-backed securities market encountered higher levels of volatility. While heightened volatility did not materialize as early as we had anticipated, the fund's relatively defensive investment posture helped it weather bouts of volatility better than the Index later in the reporting period.

In addition, our security selection strategy added value to the fund's performance. We maintained relatively light exposure to Ginnie Mae pass-through securities, focusing instead on shorter-duration Ginnie Mae project loans, commercial mortgage-backed securities and asset-backed securities backed by home equity loans. These securities proved to be less sensitive to market volatility.

While the fund had some exposure to sub-prime mortgages, most of the fund's sub-prime holdings were "first-pay" bonds with AAA ratings. The remainder of the fund's sub-prime holdings was backed by fixed-rate mortgages, not the adjustable-rate mortgages at the center of the sector's problems. Consequently, the fund's sub-prime holdings held up relatively well.

Finally, we maintained the fund's average duration in a range that was roughly in line with that of the Index. Because the Fed held short-term interest rates steady throughout the reporting period, our duration management strategy had relatively little impact on the fund's performance.

What is the fund's current strategy?

Although recently mixed economic and inflation data have suggested to us that the Fed is likely to remain on the sidelines for some time, we have retained the fund's relatively defensive investment posture. We expect risk premiums to increase as investors become more sensitive to credit issues. In our judgment, investors' credit concerns are likely to be exacerbated by hedge funds seeking to unwind highly leveraged positions in the riskier segments of the U.S. bond market.

Accordingly, we have continued to focus on pools of higher-coupon, 15-year Ginnie Mae securities, and we have maintained the fund's positions in commercial mortgages and asset-backed securities that provide competitive levels of current income and offer a degree of diversification away from GNMA residential mortgages.

July 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Performance figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders would be given at least 90 days' notice if Dreyfus were to terminate or modify it. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 3.23
Ending value (after expenses)	$1,006.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 3.26
Ending value (after expenses)	$1,021.57

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Bonds and Notes–118.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables–5.4%**				
Daimler Chrysler Auto Trust, Ser. 2006-A, Cl. A3	5.00	5/8/10	870,000	868,414
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. B	3.88	1/15/10	250,000	246,224
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. A4	4.38	1/15/10	1,050,000	1,041,593
Ford Credit Auto Owner Trust, Ser. 2006-A, Cl. A3	5.05	3/15/10	325,000	324,405
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. A2A	5.42	4/15/10	1,000,000	1,000,156
USAA Auto Owner Trust, Ser. 2004-2, Cl. A4	3.58	2/15/11	388,513	385,853
USAA Auto Owner Trust, Ser. 2005-4, Cl. A3	4.83	4/15/10	926,444	924,628
WFS Financial Owner Trust, Ser. 2003-4, Cl. C	3.02	5/20/11	54,702	54,500
WFS Financial Owner Trust, Ser. 2004-3, Cl. C	3.60	2/17/12	304,990	301,493
				5,147,266
Asset-Backed Ctfs./ **Credit Cards–2.6%**				
Chase Issuance Trust, Ser. 2007-A4, Cl A4	5.32	4/16/12	750,000 a	750,276
Chase Issuance Trust, Ser. 2007-A1, Cl. A1	5.34	3/15/13	1,000,000 a	1,000,615
MBNA Credit Card Master Note Trust, Ser. 2003-A9, Cl. A9	5.45	2/15/11	750,000 a	751,805
				2,502,696
Asset-Backed Ctfs./ **Home Equity Loans–5.8%**				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.38	4/25/36	218,192 a	218,345
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	1,000,000 a	1,000,000
Citigroup Mortgage Loan Trust, Ser. 2007-AHL1, Cl. A2A	5.36	12/25/36	419,769 a	419,997
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5	6.92	9/25/37	125,000	123,590

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Credit-Based Asset Servicing and Securitization, Ser. 2007-CB2, Cl. A2A	5.89	2/25/37	419,115 a	418,619
Equivantage Home Equity Loan Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	474,482	473,267
JP Morgan Mortage Acquistion, Ser. 2007-HE1, Cl. AF1	5.42	4/1/37	975,038 a	975,403
JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	312,300 a	305,124
Morgan Stanley ABS Capital I, Ser. 2007-HE2, Cl. A2A	5.36	1/25/37	666,854 a	667,222
Nationstar Home Equity Loan Trust, Ser. 2007-A, Cl. AV1	5.38	3/25/37	879,755 a	880,302
				5,481,869
Commercial Mortgage **Pass-Through Ctfs.–2.2%**				
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	5.60	1/25/37	458,949 a,b	458,949
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	500,000 a	491,934
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	5.80	3/6/20	325,000 a,b	325,000
J.P. Morgan Alternative Loan Trust, Ser. 2007-A1, Cl. 1A2A	5.38	3/25/37	776,675 a	777,225
				2,053,108
Residential Mortgage **Pass-Through Ctfs.–6.0%**				
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.50	1/25/36	193,980 a	192,952
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2002-19, Cl. B1	5.96	11/25/32	489,430 a	488,261
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,233,978	1,240,952
GMAC Mortgage Corp. Loan Trust, Ser. 2004-J1, Cl. M3	5.50	4/25/34	769,347	700,784
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	3.55	12/25/34	847,875 a	860,392

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.16	9/25/36	202,826 a	204,174
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	500,000 a	493,706
J.P. Morgan Mortgage Trust, Ser. 2003-A1, Cl. 1A1	4.34	10/25/33	511,369 a	498,489
J.P. Morgan Mortgage Trust, Ser. 2005-A7 Cl. 1A2	4.99	10/25/35	275,000 a	269,519
JP Morgan Mortgage Trust, Ser. 2007-A1, Cl. 3A1	5.01	7/25/35	471,880 a	467,171
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	330,000 a	318,080
				5,734,480
U.S. Government Agencies/ Mortgage-Backed—95.5%				
Federal Home Loan Mortgage Corp. Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12			31,755 c	3,345
Federal National Mortgage Association:				
5.50%			2,050,000 d	1,977,286
6.00%			13,680,000 d	13,604,780
6.50%			6,525,000 d	6,587,183
5.00%, 1/1/18–4/1/20			1,979,768	1,915,997
5.50%, 4/15/34			25,750	25,038
Government National Mortgage Association I:				
6.00%			525,000 d	522,291
5.00%, 5/15/33−10/15/35			7,582,242	7,186,642
5.50%, 6/15/20−10/15/35			21,821,507	21,217,315
6.00%, 10/15/19−4/15/37			4,884,130	4,866,696
6.50%, 10/15/10−9/15/31			22,512	22,988
7.00%, 1/15/24−2/15/24			61,927	64,554
7.50%, 12/15/23			8,805	9,212
8.00%, 4/15/08−12/15/22			196,822	207,525
8.50%, 1/15/20−3/15/22			28,210	30,340
9.00%, 11/15/19−11/15/22			12,524	13,482
9.50%, 9/15/19−10/15/20			8,032	8,756
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			391,184	384,011
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			523,610	508,211
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			1,105,306	1,083,816
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			681,099	667,136

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,415,429	1,380,227
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	400,562	393,688
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	574,000	563,415
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	2,904,000	2,890,098
Government National Mortgage Association II:		
5.00%, 9/20/33−1/20/36	7,178,335	6,768,895
5.38%, 4/20/30	171,182 [a]	173,438
5.50%, 7/20/30−1/20/36	5,738,520 [a]	5,571,626
6.00%, 6/20/35−4/20/36	11,117,002	11,065,240
6.50%, 6/20/31−7/20/31	373,784	381,950
7.00%, 12/20/27−8/20/31	643,985	669,904
9.00%, 1/20/20−7/20/25	20,886	22,506
9.50%, 9/20/21−12/20/21	9,425	10,254
		90,797,845
U.S. Treasury Bonds−.4%		
4.75%, 2/15/37	400,000	**377,282**
U.S. Treasury Notes−.3%		
3.50%, 8/15/09	129,000 [e,f]	125,392
4.50%, 2/15/16	155,000 [e]	149,442
		274,834
Total Bonds and Notes		
(cost $114,749,244)		**112,369,380**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.0%		
3-Month Floor USD Libor-BBA Interest Rate, June 2009 @ 4.00	5,300,000	**2,827**
Put Options−.0%		
3-Month Capped USD Libor-BBA Interest Rate, January 2008 @ 6.00	10,000,000	**26**
Total Options		
(cost $20,385)		**2,853**

Short-Term Investments−6.3%	Principal Amount ($)	Value ($)
U.S. Government Agencies:		
Federal National Mortgage Association, 5.12%, 7/13/07	5,000,000	4,991,465

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued):		
Federal National Mortgage Association, 5.13%, 8/14/07	1,000,000	993,730
Total Short-Term Investments (cost $5,985,195)		**5,985,195**

Other Investment−.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $486,000)	486,000 ᵍ	**486,000**

Investment of Cash Collateral for Securities Loaned−.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $153,531)	153,531 ᵍ	**153,531**

Total Investments (cost $121,394,355)	**125.2%**	**118,996,959**
Liabilities, Less Cash and Receivables	**(25.2%)**	**(23,930,782)**
Net Assets	**100.0%**	**95,066,177**

a *Variable rate security—interest rate subject to periodic change.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $783,949 or .8% of net assets.*

c *Notional face amount shown.*

d *Purchased on a forward commitment basis.*

e *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the fund's securities on loan is $153,330 and the total market value of the collateral held by the fund is $157,531, consisting of cash collateral of $153,531 and U.S. Government and agency securities valued at $4,000.*

f *All or partially held by a broker as collateral for open financial futures positions.*

g *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	96.2	Options	.0
Asset/Mortgage-Backed	22.0		
Short-Term/Money Market Investments	7.0		**125.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 6/30/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	36	3,746,813	September 2007	(17,112)
U.S. Treasury 10 Year Notes	6	634,219	September 2007	(6,094)
				(23,206)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in securities–See Statement of Investments (including securities on loan, valued at $153,330)–Note 1(b):		
Unaffiliated issuers	120,754,824	118,357,428
Affiliated issuers	639,531	639,531
Interest receivable		441,178
Receivable for futures variation margin–Note 4		15,745
Receivable for shares of Beneficial Interest subscribed		11,336
Prepaid expenses		14,764
		119,479,982
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		53,025
Cash overdraft due to Custodian		45,729
Payable for investment securities purchased		24,085,095
Liability for securities on loan–Note 1(b)		153,531
Payable for shares of Beneficial Interest redeemed		29,591
Accrued expenses		46,834
		24,413,805
Net Assets ($)		**95,066,177**
Composition of Net Assets ($):		
Paid-in capital		104,281,932
Accumulated undistributed investment income–net		63,108
Accumulated net realized gain (loss) on investments		(6,858,261)
Accumulated net unrealized appreciation (depreciation) on investments [including ($23,206) net unrealized (depreciation) on financial futures]		(2,420,602)
Net Assets ($)		**95,066,177**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		6,539,858
Net Asset Value, offering and redemption price per share ($)		**14.54**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	2,600,030
Dividends;	
Affiliated issuers	38,479
Income from securities lending	130
Total Income	**2,638,639**
Expenses:	
Management fee–Note 3(a)	295,759
Shareholder servicing costs–Note 3(b)	80,257
Auditing fees	25,470
Custodian fees–Note 3(b)	12,515
Registration fees	12,351
Trustees' fees and expenses–Note 3(c)	8,634
Legal fees	4,097
Prospectus and shareholders' reports	2,168
Miscellaneous	13,087
Total Expenses	**454,338**
Less–reduction in management fee due to undertaking–Note 3(a)	(133,963)
Net Expenses	**320,375**
Investment Income–Net	**2,318,264**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(446,042)
Net realized gain (loss) on options transactions	16,098
Net realized gain (loss) on financial futures	(65,908)
Net Realized Gain (Loss)	**(495,852)**
Net unrealized appreciation (depreciation) on investments and options transactions [including ($31,159) net unrealized (depreciation) on financial futures]	(1,175,158)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,671,010)**
Net Increase in Net Assets Resulting from Operations	**647,254**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income—net	2,318,264	6,280,362
Net realized gain (loss) on investments	(495,852)	(2,332,933)
Net unrealized appreciation (depreciation) on investments	(1,175,158)	(552,021)
Net Increase (Decrease) in Net Assets Resulting from Operations	**647,254**	**3,395,408**
Dividends to Shareholders from ($):		
Investment income—net	**(2,382,707)**	**(6,475,867)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	2,505,858	6,983,129
Dividends reinvested	2,012,248	5,367,652
Cost of shares redeemed	(11,000,637)	(114,862,073)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,482,531)**	**(102,511,292)**
Total Increase (Decrease) in Net Assets	**(8,217,984)**	**(105,591,751)**
Net Assets ($):		
Beginning of Period	103,284,161	208,875,912
End of Period	**95,066,177**	**103,284,161**
Undistributed investment income—net	63,108	127,551
Capital Share Transactions (Shares):		
Shares sold	169,670	472,821
Shares issued for dividends reinvested	136,561	364,139
Shares redeemed	(745,853)	(7,853,392)
Net Increase (Decrease) in Shares Outstanding	**(439,622)**	**(7,016,432)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	14.80	14.92	15.03	15.47	15.62	15.25
Investment Operations:						
Investment income−net[a]	.34	.65	.52	.64	.53	.63
Net realized and unrealized gain (loss) on investments	(.25)	(.10)	(.02)	(.22)	.01	.70
Total from Investment Operations	.09	.55	.50	.42	.54	1.33
Distributions:						
Dividends from investment income−net	(.35)	(.67)	(.61)	(.71)	(.60)	(.68)
Dividends from net realized gain on investments	−	−	−	(.15)	(.09)	(.28)
Total Distributions	(.35)	(.67)	(.61)	(.86)	(.69)	(.96)
Net asset value, end of period	14.54	14.80	14.92	15.03	15.47	15.62
Total Return (%)	.62[b]	3.65	3.45	2.81	3.54	8.87
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.92[c]	.87	.78	.81	.84	.82
Ratio of net expenses to average net assets	.65[c]	.65	.65	.66	.68	.65
Ratio of net investment income to average net assets	4.70[c]	4.36	3.49	4.20	3.40	4.06
Portfolio Turnover Rate	124.34[b,d]	317.81[d]	507.25[d]	538.15[d]	558.50[d]	557.74
Net Assets, end of period ($ x 1000)	95,066	103,284	208,876	232,020	259,262	272,455

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended June 30, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 33.49%, 56.36%, 128.23%, 254.55% and 136.96%, respectively.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Mortgage Securities Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of

the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not

believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of

the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-visions of the Code, and to make distributions of taxable income suffi-cient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $6,289,339 available for federal income tax purposes to be applied against future net secu-rities profits, if any, realized subsequent to December 31, 2006. If not applied, $817,973 of the carryover expires in fiscal 2012, $3,536,615 expires in fiscal 2013 and $1,934,751 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fis-cal year ended December 31, 2006 were as follows: ordinary income $6,475,867. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2007, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, but including the management fee, exceed an annual rate of .65% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $133,963 during the period ended June 30, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2007, the fund was charged $34,012 pursuant to the shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the fund was charged $33,504 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2007, the fund was charged $12,515 pursuant to the custody agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $46,986, custodian fees $9,248, chief compliance officer fees $834 and transfer agency per account fees $11,269, which are offset against an expense reimbursement currently in effect in the amount of $15,312.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended June 30, 2007, amounted to $142,767,226 and $134,617,368, respectively, of which $44,471,970 in purchases and $36,257,218 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended June 30, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2006	–	–		
Contracts written	9,600,000	23,696		
Contracts terminated:				
Contracts closed	9,600,000	23,696	1,804	21,892
Contracts outstanding June 30, 2007	**–**	**–**		

At June 30, 2007, accumulated net unrealized depreciation on investments was $2,397,396, consisting of $145,877 gross unrealized appreciation and $2,543,273 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board held on May 23, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending July 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent

provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the third quintile of its Performance Group for the one-year period ended March 31, 2007 and in the second quintile for the three- and five-year periods ended March 31, 2007. The Board also noted that the fund's average annual total return ranked in the third quintile of its Performance Universe for the one- and three-year periods ended March 31, 2007 and in the second quintile of its Performance Universe for the five-year period ended March 31, 2007. The Board further noted that the fund's total return exceeded the Performance Group average for the two-, four-, five- and ten-year periods ended March 31, 2007.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee and total expense ratio were lower than the median of the Expense Group and Expense Universe, respectively.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size increasing assets and that, if a fund's assets had been static or decreas-

ing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus BASIC
U.S. Mortgage
Securities Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DIGFX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation   0080SA0607